Exhibit 99.(g)(2)

Amended and Restated INVESTMENT ADVISORY AGREEMENT

This Amended and Restated Investment Advisory Agreement (this “Agreement”) is made as of [●], 2023, the date of the closing of the initial public offering of the Company’s common stock (the “IPO”), by and between Palmer Square Capital BDC Inc., a Maryland corporation (the “Company”), and Palmer Square BDC Advisor LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Company is a closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (together with the rules promulgated thereunder, the “1940 Act”);

WHEREAS, the Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (together with the rules promulgated thereunder, the “Advisers Act”);

WHEREAS, the Company and the Adviser are party to that certain Investment Advisory Agreement dated January 14, 2020 by and between the Company and the Adviser (the “Prior Agreement”);

WHEREAS, effective upon the closing of the Company’s IPO, the Company and the Adviser desire to amend and restate the Prior Agreement to set forth the terms and conditions for the continued provision by the Adviser of investment advisory services to the Company;

WHEREAS, the Adviser is willing to provide investment advisory services to the Company on the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises and the covenants hereinafter contained and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Company and the Adviser hereby agree as follows:

Section 1.       Duties of the Adviser.

(a)       Retention of Adviser. The Company hereby appoints the Adviser to act as the investment adviser to the Company and to manage the investment and reinvestment of the assets of the Company, subject to the supervision of the Board of Directors of the Company (the “Board of Directors”), for the period and upon the terms herein set forth and in accordance with:

(i)       the investment objective, policies and restrictions that are set forth in the Company’s Registration Statement on Form 10 or Form N-2 filed with the U.S. Securities and Exchange Commission (the “SEC”), as supplemented, amended or superseded from time to time, including in the periodic reports filed by the Company under the Securities Exchange Act of 1934, as amended (together with the rules promulgated thereunder, the “Exchange Act”);

(ii)      the 1940 Act, the Advisers Act, and all other applicable federal and state laws;

(iii)     the Company’s articles of incorporation and bylaws, as amended from time to time; and

(iv)     such investment policies, directives, and restrictions as the Company may from time to time establish or issue and communicate to the Adviser in writing.

(b)       Responsibilities of Adviser. Without limiting the generality of the foregoing, the Adviser shall, during the term and subject to the provisions of this Agreement:

(i)       determine the composition and allocation of the Company’s investment portfolio, the nature and timing of any changes therein and the manner of implementing such changes;

(ii)      identify, evaluate and negotiate the structure of the investments made by the Company;

(iii)     perform due diligence on prospective portfolio companies;

(iv)     execute, close, service and monitor the Company’s investments;

(v)      determine the securities and other assets that the Company shall purchase, retain or sell;

(vi)     arrange financings and borrowing facilities for the Company; and

(vii)    provide the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably require for the investment of its funds.

(c)       Power and Authority. To facilitate the Adviser’s performance of these undertakings, but subject to the restrictions contained herein, the Company hereby delegates to the Adviser, and the Adviser hereby accepts, the power and authority to act on behalf of the Company to effectuate investment decisions for the Company, including the negotiation, execution and delivery of all documents relating to the Company’s investments and the placing of orders for other purchase or sale transactions on behalf of the Company. In the event that the Company determines to acquire debt or other financing (or to refinance existing debt or other financing), the Adviser shall use commercially reasonable efforts to arrange for such financing on the Company’s behalf, subject to the oversight and approval of the Board of Directors. If it is necessary for the Adviser to make investments or obtain financing on behalf of the Company through a special purpose vehicle, the Adviser shall have the authority to create, or arrange for the creation of, such special purpose vehicle and to make investments or obtain financing through such special purpose vehicle in accordance with applicable law. The Company also grants to the Adviser the power and authority to engage in all activities and transactions (and anything incidental thereto) that the Adviser deems, in its sole discretion, appropriate, necessary or advisable to carry out its duties pursuant to this Agreement.

(d)       Acceptance of Appointment. The Adviser hereby accepts such appointment and agrees during the term hereof to render the services described herein for the compensation provided herein, subject to the limitations contained herein.

(e)       Sub-Advisers. Subject to the requirements of the 1940 Act, the Adviser is hereby authorized, but not required, to enter into one or more sub-advisory agreements with other investment advisers (each, a “Sub-Adviser”) pursuant to which the Adviser may obtain the services of the Sub-Adviser(s) to assist the Adviser in fulfilling its responsibilities hereunder. Specifically, the Adviser may retain a Sub-Adviser to recommend specific securities or other investments based upon the Company’s investment objective and policies, and work, along with the Adviser, in structuring, negotiating, arranging or effecting the acquisition, retention or disposition of such investments and monitoring investments on behalf of the Company, subject in all cases to the oversight of the Adviser and the Company. The Adviser, and not the Company, shall be responsible for any compensation payable to any Sub-Adviser. Any sub-advisory agreement entered into by the Adviser shall be in accordance with the requirements of the 1940 Act, the Advisers Act and other applicable federal and state law.

(f)       Independent Contractor Status. The Adviser shall, for all purposes herein provided, be deemed to be an independent contractor and, except as expressly provided or authorized herein, shall have no authority to act for or represent the Company in any way or otherwise be deemed an agent of the Company.

(g)       Record Retention. Subject to review by and the overall control of the Board of Directors, the Adviser shall maintain and keep all books, accounts and other records of the Adviser that relate to activities performed by the Adviser hereunder as required under the 1940 Act and the Advisers Act, shall specifically maintain all books and records with respect to the Company’s portfolio transactions, and shall render to the Board of Directors such periodic and special reports as the Board of Directors may reasonably request. The Adviser agrees that all records that it maintains and keeps for the Company shall at all times remain the property of the Company, shall be readily accessible during normal business hours, and shall be promptly surrendered to the Company upon the termination of this Agreement or otherwise on written request by the Company, provided that the Adviser may retain copies of such records.

Section 2.       Expenses Payable by the Company.

(a)       Adviser Personnel. All investment personnel of the Adviser, when and to the extent engaged in providing investment advisory services, and the compensation and routine overhead expenses of such personnel allocable to such services, shall be provided and paid for by the Adviser and not by the Company.

(b)       Company’s Costs. Subject to the limitations on expense reimbursement of the Adviser as set forth in Sections 2(a) and (c), the Company, either directly or through reimbursement to the Adviser, shall bear all costs and expenses of its investment operations and its investment transactions, including costs and expenses relating to:

(i)	initial organization costs incurred prior to the commencement of the Company’s operations;

(ii)	operating costs incurred prior to the commencement of the Company’s operations;

(iii)	costs of calculating the Company’s net asset value, including the cost and expenses of any independent valuation firm;

(iv)	fees and expenses payable to third parties relating to making investments, including the Adviser’s or its affiliates’ travel expenses, research costs and out-of-pocket fees and expenses associated with performing due diligence and reviews of prospective investments;

(v)	interest expense and other costs associated with the Company’s indebtedness;

(vi)	transfer agent and custodial fees;

(vii)	out-of-pocket fees and expenses associated with marketing efforts;

(viii)	federal and state registration fees and any stock exchange listing fees;

(ix)	U.S. federal, state and local taxes;

(x)	the fees and expenses of each member of the Board of Directors who is not an “interested person” the Company and the Adviser (such members of the Board of Directors are collectively referred to herein as the “Independent Directors”);

(xi)	brokerage commissions and markups;

(xii)	fidelity bond, directors’ and officers’ liability insurance and other insurance premiums;

(xiii)	direct costs, such as printing, mailing, long distance telephone and staff;

(xiv)	fees and expenses associated with independent audits and outside legal costs;

(xv)	costs associated with the Company’s reporting and compliance obligations under the Exchange Act, the 1940 Act and other applicable U.S. federal and state securities laws; and

(xvi)	all other expenses incurred by the Adviser in its capacity as the administrator or the Company in connection with administering the Company’s business, including payments under the administration agreement (the “Administration Agreement”) that will be based upon the Company’s allocable portion (subject to the review and approval of the Board) of overhead, including rent and the allocable portion of the cost of the Corporation’s chief compliance officer and chief financial officer and their respective staffs.

To the extent that expenses borne by the Company are paid by the Adviser, or its affiliates, the Company will reimburse the Adviser for such expenses.

(c)       Portfolio Company’s Compensation. In certain circumstances the Adviser or any of its respective affiliates may receive compensation from a portfolio company, in connection with the Company’s investment in such portfolio company. Any compensation received by the Adviser or any of its affiliates attributable to the Company’s investment in any portfolio company, in excess of any of the limitations in or exemptions granted from the 1940 Act, any interpretation thereof by the staff of the SEC, or the conditions set forth in any exemptive relief granted to the Adviser or the Company by the SEC, shall be delivered promptly to the Company and the Company will retain such excess compensation for the benefit of its shareholders.

Section 3.       Compensation of the Adviser.

The Company agrees to pay, and the Adviser agrees to accept, as compensation for the services provided by the Adviser hereunder, a base management fee (“Base Management Fee”) and an incentive fee (“Incentive Fee”) as hereinafter set forth. Any of the fees payable to the Adviser under this Agreement for any partial calendar quarter shall be appropriately prorated based on the actual number of days elapsed during such partial quarter as a fraction of the number of days in the relevant calendar year. The Corporation shall make any payments due hereunder to the Adviser or to the Adviser’s designee as the Adviser may otherwise direct. To the extent permitted by applicable law, the Adviser may elect, or adopt a deferred compensation plan pursuant to which it may elect to defer all or a portion of its fees hereunder for a specified period of time.

(a)       Base Management Fee. The Base Management Fee is calculated at an annual rate of 1.75% of the average of the weighted average (based on the number of shares outstanding each day in the quarter) of the Company’s total net assets at the end of each of the two most recently completed calendar quarters. For the Company’s first quarter, the Base Management Fee is calculated based on the weighted average of the Company’s total net assets as of such quarter-end. The Base Management Fee for any partial quarter will be pro-rated based on the number of days actually elapsed in that quarter relative to the total number of days in such quarter.

(b)       Incentive Fee. The Adviser will not be entitled to an Incentive Fee prior to a Listing. “Listing” means, at the discretion of the Board of Directors, the listing of the Company’s common stock on a national securities exchange or an initial public offering of the Company’s common stock that results in an unaffiliated public float of at least the lower of (i) $75 million and (ii) 15% of the aggregate capital commitments received prior to the date of such initial public offering. Following a Listing, the Adviser will be entitled to an Incentive Fee based on the Company’s income. The Incentive Fee will be calculated and payable quarterly in arrears following a Listing and will be based on the Company’s Adjusted Net Investment Income (as defined below) for the immediately preceding calendar quarter during which this Agreement is in effect.

(i)       For purposes of calculating the Incentive Fee, the following terms shall have the following meaning:

A.        “Adjusted Net Investment Income” shall mean the Company’s “Pre-Incentive Fee Net Investment Income” during the then most recently completed calendar quarter minus the difference, if positive, between (i) the Company’s “Net Realized Losses” over the then most recently completed and eleven preceding calendar quarters (or if shorter, the number of calendar quarters that have occurred since the Listing) (each such period, the “Trailing Twelve Quarters”) and (ii) the Company’s “Net Investment Income” over the Trailing Twelve Quarters (excluding the then most recently completed calendar quarter). No adjustment (downward or upward) will be made to “Pre-Incentive Fee Net Investment Income” if the difference between clause (i) minus clause (ii) is zero or negative.

B.       “Pre-Incentive Fee Net Investment Income” shall mean interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the calendar quarter, minus operating expenses for the quarter (including the Base Management Fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any outstanding preferred stock, but excluding the Incentive Fee). In addition, “Pre-Incentive Fee Net Investment Income” shall include, in the case of investments with a deferred interest feature such as market discount, original issue discount (“OID”), debt instruments with payment-in-kind (“PIK”) interest, preferred stock with PIK dividends and zero-coupon securities, accrued income that the Company has not yet received in cash.

C.       “Net Realized Losses” in respect of a particular period means the difference, if positive, between (i) the aggregate realized capital losses on the Company’s investments in such period and (ii) the aggregate realized capital gains on the Company’s investments in such period.

D.       “Net Investment Income” in respect of the particular period means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies but excluding fees for providing managerial assistance) accrued during the particular period, minus operating expenses for the particular (including the base management fee, the Incentive Fee, any expenses payable under the Administration Agreement, and any interest expense and dividends paid on any outstanding preferred stock). Net investment income includes, in the case of investments with a deferred interest feature such as market discount, OID, debt instruments with PIK interest, preferred stock with PIK dividends and zero-coupon securities, accrued income that the Company has not yet received in cash.

(ii)       Adjusted Net Investment Income shall be compared to a “Hurdle Amount” equal to the product of (i) the “hurdle rate” of 1.50% per quarter (6.0% annualized) and (ii) the Company’s total net assets at the end of the immediately preceding calendar quarter.

(iii)       On and after the occurrence of a Listing, the Company will pay the Adviser an Incentive Fee in each calendar quarter as follows:

●	no Incentive Fee in any calendar quarter in which the Company’s Adjusted Net Investment Income does not exceed the Hurdle Amount;

●	100% of the Company’s Adjusted Net Investment Income with respect to that portion of such Adjusted Net Investment Income, if any, that exceeds the Hurdle Amount but is less than or equal to an amount (the “Catch-Up Amount”) determined on a quarterly basis by multiplying 1.6875% by the Company’s total net asset value for the immediately preceding calendar quarter. The Catch-Up Amount is intended to provide the Adviser with an Incentive Fee of 12.5% on all of the Company’s Adjusted Net Investment Income when the Company’s Adjusted Net Investment Income reaches the Catch-Up Amount in any calendar quarter; and

●	for any calendar quarter in which the Company’s Adjusted Net Investment Income exceeds the Catch-Up Amount, the Incentive Fee shall equal 12.5% of the amount of the Company’s Adjusted Net Investment Income for the calendar quarter.

(iv)     The Incentive Fee amount or the calculations pertaining thereto, as appropriate, will be pro-rated for any period less than a full calendar quarter.

(v)      Notwithstanding the foregoing, the Adviser hereby agrees to also calculate the Adjusted Net Investment Income, and resulting Incentive Fee payable to the Adviser hereunder, with respect to the then most recently completed and three preceding calendar quarters (such period, the “Trailing Four Quarters”). In the event that the Adjusted Net Investment Income with respect to any Trailing Four Quarters period results in a lower Incentive Fee payable to the Adviser than the Incentive Fee that would be payable to the Adviser with respect to the corresponding Trailing Twelve Quarters period, the Adviser shall calculate Adjusted Net Investment Income, and the resulting Incentive Fee payable, with respect to the Trailing Four Quarters period in lieu of the Trailing Twelve Quarters period.

Section 4.       Covenant of the Adviser.

The Adviser covenants that it is or will be registered as an investment adviser under the Advisers Act on the effective date of this Agreement, and shall maintain such registration until the expiration or termination of this Agreement. The Adviser agrees that its activities shall at all times comply in all material respects with all applicable federal and state laws governing its operations and investments.

Section 5.       Brokerage Commissions.

The Adviser is hereby authorized, to the fullest extent now or hereafter permitted by law, to cause the Company to pay a member of a national securities exchange, broker or dealer an amount of commission for effecting a securities transaction in excess of the amount of commission another member of such exchange, broker or dealer would have charged for effecting that transaction, if the Adviser determines in good faith, taking into account factors, including without limitation, price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities, that such amount of commission is reasonable in relation to the value of the brokerage and/or research services provided by such member, broker or dealer, viewed in terms of either that particular transaction or its overall responsibilities with respect to the Company’s portfolio, and is consistent with the Adviser’s duty to seek the best execution on behalf of the Company.

Section 6.       Proxy Voting.

The Adviser shall be responsible for voting any proxies solicited by an issuer of securities held by the Company in the best interest of the Company and in accordance with the Adviser’s proxy voting policies and procedures, as any such proxy voting policies and procedures may be amended from time to time. The Company has been provided with a copy of the Adviser’s proxy voting policies and procedures and has been informed as to how it can obtain further information from the Adviser regarding proxy voting activities undertaken on behalf of the Company.

Section 7.       Other Activities of the Adviser.

The services of the Adviser to the Company are not, and shall not be exclusive, and the Adviser may engage in any other business or render similar or different services to others including, without limitation, the direct or indirect sponsorship or management of other investment-based accounts or commingled pools of capital, however structured, having investment objectives similar to or different from those of the Company, and nothing in this Agreement shall limit or restrict the right of any manager, partner, officer, director, shareholder (and their shareholders or members, including the owners of their shareholders or members), officer or employee of the Adviser to engage in any other business or to devote his or her time and attention in part to any other business, whether of a similar or dissimilar nature, or to receive any fees or compensation in connection therewith (including fees for serving as a director of, or providing consulting services to, one or more of the Company’s portfolio companies, subject to applicable law). The Adviser assumes no responsibility under this Agreement other than to render the services set forth herein. So long as this Agreement or any extension, renewal or amendment hereof remains in effect, the Adviser shall be the only investment adviser for the Company, subject to the Adviser’s right to enter into sub-advisory agreements. It is understood that directors, officers, employees and stockholders of the Company are or may become interested in the Adviser and its affiliates, as directors, officers, employees, partners, stockholders, members, managers or otherwise, and that the Adviser and directors, officers, employees, partners, stockholders, members and managers of the Adviser and its affiliates are or may become similarly interested in the Company as stockholders or otherwise.

Section 8.       Responsibility of Dual Directors, Officers and/or Employees.

If any person who is a manager, partner, officer or employee of the Adviser is or becomes a director, officer, and/or employee of the Company and acts as such in any business of the Company, then such manager, partner, officer, and/or employee of the Adviser shall be deemed to be acting in such capacity solely for the Company, and not as a manager, partner, officer, or employee of the Adviser or under the control or direction of the Adviser, even if paid by the Adviser.

Section 9.       Limitation of Liability of the Adviser; Indemnification.

The Adviser (and its managers, partners, officers, employees, agents, controlling persons, members and any other person or entity affiliated with the Adviser) shall not be liable to the Company for any action taken or omitted to be taken by the Adviser in connection with the performance of any of its duties or obligations under this Agreement or otherwise as an investment adviser of the Company, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services, and the Company shall indemnify, defend and protect the Adviser (and its managers, partners, officers, employees, agents, controlling persons, members and any other person or entity affiliated with the Adviser, each of whom shall be deemed a third party beneficiary hereof) (collectively, the “Indemnified Parties”) and hold them harmless from and against all damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by the Indemnified Parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding (including an action or suit by or in the right of the Company or its security holders) arising out of or otherwise based upon the performance of any of the Adviser’s duties or obligations under this Agreement or otherwise as an investment adviser of the Company. Notwithstanding the preceding sentence of this Section 9 to the contrary, nothing contained herein shall protect or be deemed to protect the Indemnified Parties against or entitle or be deemed to entitle the Indemnified Parties to indemnification in respect of, any liability to the Company or its security holders to which the Indemnified Parties would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of the Adviser’s duties or by reason of the reckless disregard of the Adviser’s duties and obligations under this Agreement (as the same shall be determined in accordance with the 1940 Act and any interpretations or guidance by the Securities and Exchange Commission or its staff thereunder). Notwithstanding anything contrary in this Agreement, for so long as the Company is subject to the 1940 Act, the Company shall not advance an Indemnified Party any expenses to the extent such advancement would violate the 1940 Act.

Section 10.       Effectiveness, Duration and Termination of Agreement.

(a)       Term and Effectiveness. This Agreement shall become effective as of the first date written above. This Agreement shall continue for the term of the Prior Agreement, and thereafter shall continue automatically for successive one-year periods ending on each anniversary of the thirteenth (13th) day of January; provided that such continuance is specifically approved at least annually by: (i) the vote of the Board of Directors, or by the vote of a majority of the outstanding voting securities of the Company and (ii) the vote of a majority of the Independent Directors, in accordance with the requirements of the 1940 Act.

(b)       Termination. This Agreement may be terminated at any time, without the payment of any penalty, (i) by the Company upon 60 days’ prior written notice to the Adviser: (A) upon the vote of a “majority of the outstanding voting securities” of the Company (as defined in Section 2(a)(42) of the 1940 Act) or (B) by the vote of the Independent Directors; or (ii) by the Adviser upon not less than 60 days’ prior written notice to the Company. This Agreement shall automatically terminate in the event of its “assignment” (as such term is defined for purposes of construing Section 15(a)(4) of the 1940 Act). The provisions of Sections 9 and 10 shall remain in full force and effect, and the Adviser shall remain entitled to the benefits thereof, notwithstanding any termination of this Agreement. Further, notwithstanding the termination or expiration of this Agreement as aforesaid, the Adviser shall be entitled to any amounts owed to it under Section 3 through the date of termination or expiration and Sections 9 and 10 shall continue in force and effect and apply to the Adviser and its representatives as and to the extent applicable.

Section 11.       Notices.

Any notice under this Agreement shall be given in writing, addressed and delivered or mailed, postage prepaid, to the other party at the address listed below or at such other address for a party as shall be specified in a notice given in accordance with this Section.

Section 12.       Amendments.

This Agreement may be amended by mutual written consent of the parties; provided that the consent of the Company is required to be obtained in conformity with the requirements of the 1940 Act.

Section 13.       Severability.

If any provision of this Agreement shall be declared illegal, invalid, or unenforceable in any jurisdiction, then such provision shall be deemed to be severable from this Agreement (to the extent permitted by law) and in any event such illegality, invalidity or unenforceability shall not affect the remainder hereof.

Section 14.       Counterparts.

This Agreement may be executed in counterparts, each of which shall be deemed to be an original copy and all of which together shall constitute one and the same instrument binding on all parties hereto, notwithstanding that all parties shall not have signed the same counterpart.

Section 15.       Governing Law.

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of Maryland. For so long as the Company is regulated as a BDC under the 1940 Act, this Agreement shall also be construed in accordance with the applicable provisions of the 1940 Act and the Advisers Act. In such case, to the extent the applicable laws of the State of Maryland or any of the provisions herein conflict with the provisions of the 1940 Act or the Advisers Act, the 1940 Act and the Advisers Act shall control.

Section 16.       Third Party Beneficiaries.

Except for any Sub-Adviser and any Indemnified Party, such Sub-Adviser and the Indemnified Parties each being an intended beneficiary of this Agreement, this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder.

Section 17.       Entire Agreement.

This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(signature page follows)

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed on the date above written.

PALMER SQUARE CAPITAL BDC INC.
1900 Shawnee Mission Parkway
Suite 315
Mission Woods, KS 66205

By:
Name:
Title:

PALMER SQUARE BDC ADVISOR LLC
1900 Shawnee Mission Parkway
Suite 315
Mission Woods, KS 66205

By:
Name:
Title:

[Signature Page to Amended and Restated Investment Advisory Agreement]